Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

Nuclear reactor groups tap into Spac revival to fuel atomic energy boom

AI power demand and support from Trump administration has boosted the industry

By Jamie Smyth and George Steer

Financial Times

August 11, 2025

(Financial Times) -- Three nuclear energy developers are seeking to raise more than $500mn through mergers with special purpose acquisition companies as investors rush to tap into an atomic energy boom.

Terra Innovatum, Terrestrial Energy and Eagle Energy Metals said the transactions, which they expected to be completed by the end of the year, would accelerate the development of small modular reactors.

Several other companies developing nuclear technologies are considering listings via initial public offerings, including Holtec International and Quantum Leap Energy, a division of ASP Isotopes.

“Investors now realise that nuclear energy is here to stay because it is needed to power the artificial intelligence revolution and this is turbocharging interest, particularly in the US,” said Nick Lawson, the chief executive of Ocean Wall, an investment group advising ASP Isotopes on the QLE spin-off.

Shares in nuclear energy companies surged near record highs last week as optimism about a nuclear renaissance gathered pace owing to AI power demand and political support from the Trump administration.

Last month Westinghouse outlined plans to build 10 large nuclear reactors in the US at a meeting in Pittsburgh attended by President Donald Trump, who has set a target of quadrupling American nuclear power capacity in the next 25 years.

“2025 for nuclear technology is what 1995 was for the tech sector,” said Simon Irish, Terrestrial Energy’s chief executive, referring to the start of a 30-year tech growth cycle sparked by Microsoft and Netscape’s promotion of the internet.

“Many investors have now converged on the unavoidable conclusion about energy choice: we can’t meet surging power demand in an environmentally responsible way without nuclear,” he said. “I’m having conversations with investors now that I wouldn’t have been able to engage three years ago.”

Terrestrial is aiming to raise $280mn through a combination with HCM Acquisition Corp — whose chief executive Shawn Matthews is the former CEO of Cantor Fitzgerald — to fund development of a nuclear reactor that uses molten salt rather than water as a coolant.

It is one of dozens of companies developing SMRs that typically generate about a third or less of the power of standard reactors.

Terra Innovatum, which is seeking to raise $230mn, and Eagle Energy Metals are both developing SMRs. Eagle, which also has uranium mining assets, said it had secured a commitment of $30mn from an institutional investor.

But experts caution the nuclear sector is prone to boom and bust cycles and cost overruns, which increase risk. Nuclear fuel supplier Centrus filed for Chapter 11bankruptcy protection in 2014 following the Fukushima accident in Japan in 2011.Westinghouse sought protection in 2017 due to cost overruns at Vogtle in Georgia,the last nuclear plant constructed in the US.

In 2023 X-energy was forced to pull a $1.8bn Spac deal because of “challenging market conditions”.

Spacs have made a comeback in the US this year after a boom in 2021, when billions of dollars flowed into the vehicles to fund commercial space ventures, flying taxi firms and other speculative ventures. The frenzy quickly fizzled out because of a market downturn triggered by rising interest rates.

The median price performance of the 29 private companies that have gone publicly merging with Spacs this year is a fall of 67 per cent, according to data provider ListingTrack. The vast majority of those companies also suffered steep declines four years ago.

Some financiers argue that investors considering nuclear Spac deals should exercise caution.

“[Most nuclear companies’] primary assets are a ticker symbol and a set of glossy renderings. If it sounds similar to the electric vehicle Spacs of barely four years ago,it’s because it is,” said one executive at a medium-sized US hedge fund, referring toa series of EV deals that went on to lose investors millions of dollars.

Despite the risks, investor enthusiasm for nuclear has roared back following a series of power deals struck between developers and technology giants Google, Amazon and Microsoft to supply internet data centres.

But investors have been frustrated by the limited number of listed public companies, according to analysts.

“There is a lot of investor enthusiasm around nuclear, but only a few public companies to choose from and evaluate — having more options would be a welcome development,” said Marc Bianchi, an analyst at TD Cowen.

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Important Information for HCM II Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the business combination, HCM II and Terrestrial Energy have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus of HCM II relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of HCM II to be distributed to holders of HCM II’s capital shares in connection with HCM II’s solicitation of proxies for vote by HCM II’s shareholders with respect to the Business Combination and other matters described in the Registration Statement HCM II and Terrestrial Energy also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of HCM II and Terrestrial Energy. INVESTORS OF HCM II AND TERRESTRIAL ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about HCM II and Terrestrial Energy once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by HCM II may be obtained free of charge from HCM II’s website at https://hcmacquisition.com/ or by written request to HCM II at 100 First Stamford Place, Suite 330 Stamford, CT 06902.

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The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on HCM II and the Company. There can be no assurance that future developments affecting HCM II and the Company will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is actually delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one more or these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against HCM II, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of HCM II or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the proxy statement/prospectus contained therein) to be filed by HCM II and the Company or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of HCM II to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by HCM II shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4, that certain prospectus of HCM II dated August 15, 2024, and the HCM II’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither HCM II or Company presently know, or that HCM II or Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of HCM II, the Company, any placement agent nor any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. HCM II, the Company and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither HCM II nor the Company undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

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